EXHIBIT 99.1

Intellipharmaceutics International Inc. Announces Transfer of Listing to NEX and New Stock Option Plan

TORONTO, ON / ACCESSWIRE / March 13, 2024 / Intellipharmaceutics International Inc. (OTCQB:IPCIF)(TSX:IPCI)- (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announces its listing on NEX, a separate board of the TSX Venture Exchange (the “TSXV”). The Company has applied to transfer its listing from the TSX to TSXV as previously disclosed. However, as the Company is currently subject to a Cease Trade Order issued by the Ontario Securities Commission for failure to satisfy financial reporting requirements (as previously disclosed on March 6, 2024), the Company will be transferred to NEX. If the Company comes back into good standing with the securities commissions and its continuous disclosure obligations, it can apply for a reactivation of its listing on TSXV.

The Company will be voluntarily delisted from the TSX at the close of March 25, 2024 and will be listed on the NEX at the open of March 26, 2024. According to Section 720 of the TSX Company Manual, shareholder approval is not required as an acceptable alternative market will exist for the listed securities.

Upon the transfer of its listing to NEX, the trading symbol of the Company’s common shares will change from “IPCI” to “IPCI.H”. The .H symbol extension differentiates NEX symbols from other symbols on the main stock list of the TSXV. There is no change in the Company’s name or CUSIP number, and no consolidation of capital. The Company’s common shares will also continue to be listed on the OTCQB Marketplace in the United States under the symbol “IPCIF”.

The Company also announces that the TSXV has approved a new stock option plan of the Company (the “SOP”) that will be subject to shareholder approval at the next annual meeting of shareholders of the Company. The new SOP is a rolling plan (with 10% of shares reserved for issuance), which will replace all existing security based compensation plans of the Company.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix &trade ™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals.

Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company's abuse-deterrent oxycodone hydrochloride extended-release formulation ("Oxycodone ER") based on its proprietary nPODDDS™; novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™; XR (pregabalin extended-release capsules).

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Cautionary Statement Regarding Forward-Looking Information

Certain statements in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario) (collectively, "forward-looking statements"). These statements include, without limitation, statements expressed or implied regarding the potential future listing of the Shares on the TSXV, which remains subject to approval by the TSXV, the Company’s expectation that it will regain compliance with its continuous disclosure obligations, including with respect to results and timing of the processes related to any of the foregoing. In some cases, you can identify forward-looking statements by terminology such as "appear", "unlikely", "target", "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", "would", "projected", "set to", "seeking" or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business include the Company's inability to list its Shares on the TSXV or to regain compliance with continuous disclosure requirements and lifting any applicable cease trade order, and other risk factors described under the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedarplus.ca and www.sec.gov. The forward-looking statements herein reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:

Intellipharmaceutics International Inc.

Isa Odidi

Chief Executive Officer

416.854.9090

investors@intellipharmaceutics.com

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